November 8, 2016

Mr. Kevin J. Kuhar,

Accounting Branch Chief

Securities and Exchange Commission

Office of Electronics and Machinery

Washington, D.C. 20549

Re:	Lakeland Industries, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2016

Filed April 21, 2016

File No. 000-15535

Dear Mr. Kuhar:

The following are our responses to the comments of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 13, 2016 (the “Comment Letter”) with respect to the referenced filing by Lakeland Industries, Inc. (the “Company”). All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter. Also be advised that all amounts used herein are in $000’s with the exception of amount included in the table in response to Question No. 4 of the Comment Letter.

Form 10-K for the Fiscal Year Ended January 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.	You disclose that substantially all of your cash is held overseas and that you operate in many foreign jurisdictions which may place restrictions on repatriation of cash to the U.S. In future filings, please revise this discussion to disclose the amount of cash and cash equivalents held by foreign subsidiaries at the date of each balance sheet presented and quantify any amounts that would not be available for use in the U.S. without incurring U.S. taxes. Discuss any strategies you employ to make un-repatriated cash available for U.S. operations. Please further provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of permanently reinvesting earnings outside the U.S. Refer to Item 303(a)(1) of Regulation S-K.

1.	Response:

The Company will incorporate the above discussion to disclose the amount of cash and cash equivalents held by foreign subsidiaries at the date of each balance sheet presented and quantify any amounts that would not be available for use in the U.S. without incurring U.S. taxes beginning with its third quarter Form 10-Q filing for the period ended October 31, 2016. The Company will also discuss any strategies it employs to make un-repatriated cash available for U.S. operations and will further provide a discussion of any known trends, demands or uncertainties relating to the Company’s liquidity as a result of its policies of permanently reinvesting earnings outside the U.S.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

2.	Please amend the filing to include an unqualified opinion from Mazars Auditores Independentes on the Lakeland Brasil S.A.’s financial statements as of and for the fiscal year ended December 31, 2015. Refer to SAB Topic 1E.2 and FRC 607.01 as well as Article 2 of Regulation S-X.

2.	Response

The Company is working with Mazars Auditores Independentes for an unqualified opinion on the financial statements of Lakeland Brasil S.A. as of and for the fiscal year ended January 31, 2015. The Company anticipates resolution on this matter within 60 days and will file a 10-K/A to include resolution for Question #3 in this comment letter as well.

Report of Independent Registered Public Accounting Firm, page 37

3.	In the requested amendment to the filing, please have Shanghai MAZARS Certified Public Accountants revise their reports on pages 37 and 38 to include the location (i.e., indicate the city and state or country) where the audit report was issued as required by Rule 2-02(a)(3) of Regulation S-X.

3.	Response

The Company will address this comment by filing a Form 10-K/A.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 58

4.	We note from your tax rate reconciliation that you recognized a Brazilian worthless stock deduction during fiscal 2015 and 2016 and that it significantly impacted your effective income tax rate. We further note on page 60 that the worthless stock deduction relates to your former Lakeland Brazilian subsidiary and that you estimate it will generate a $9.5 million income tax benefit. Please explain to us how you determined that this worthless stock deduction will generate a $9.5 million income tax benefit and tell us how you determined the percentage amounts presented in your effective tax rate reconciliation relating to this deduction. Refer to the guidance in ASC 740 and cite the accounting literature upon which you relied.

4.	Response

For U.S. tax purposes, the Company claimed a worthless stock deduction in FY2015 for its Brazilian operations in the amount of $32,198,104 under IRC Section 165(g)(3) which yielded a tax benefit of $9.5 million as follows:

Total Worthless Stock Deduction	(34,524,546)
Less amount deducted for tax in FY2016	2,326,442
Worthless Stock Deduction in FY2015	(32,198,104)
Tax Rate	36.50%
Tax Benefit	(11,752,308)
Less Valuation Allowance	2,170,309
Net Tax Benefit at FY2015	(9,581,999)

ASC 740-30-25-9 restricts recognition of a deferred tax asset for the excess of the tax basis over the book basis of an investment (outside basis difference) in either a foreign or domestic subsidiary. For those outside basis differences, a deferred tax asset is recognized “only if it is apparent that the difference will reverse in the foreseeable future.” Prior to FY2015, it was not apparent that the difference would reverse and therefore no deferred tax asset was set up for the tax over book basis difference in the Brazil subsidiary. In FY2015, it was determined that the Brazilian investment was worthless and a worthless stock deduction was taken for tax purposes which was a permanent item. A deferred tax asset was set up for the resulting net operating loss generated from the worthless stock deduction.

This tax benefit was reflected in the tax rate reconciliation as follows:

FY2016
Worthless Stock Deduction	(2,326,442)
Federal Tax Rate	34.00%
Tax Benefit	(790,990)
Divided by Total Pre-Tax Income	5,567,375
Federal Rate Reconciliation	-14.21%

FY2015
Worthless Stock Deduction	(34,524,546)
Federal Tax Rate	34.00%
Tax Benefit	(11,738,346)
Divided by Total Pre-Tax Income	61,344
Federal Rate Reconciliation	-19,135.28%

FY2015 amounts in the rate reconciliation do not reflect offsetting adjustments related to the $2.3 million FY2016 worthless stock deduction and the valuation allowance. However, the total effective rate of (13,591.55%) per the footnote in the FY2015 Form 10-K is correct in total.

Note 9. VAT Tax Issue in Brazil, page 61

5.	We note your disclosures here and throughout the filing related to the VAT taxes associated with Qualytextil, S.A., your former Lakeland Brazil subsidiary. We also note on page 36 that Mazars Auditores Independentes indicated that $2.3 million of probable VAT losses were not recorded in your financial statements. Please address the following:

•	Explain to us in more detail how you accounted for these VAT claims through January 31, 2015 and explain how you applied the guidance in ASC 450-20-25-2.

5.	Response

This $2.3 million represents penalties, interest and fees claimed by the Bahia tax department on the VAT cases.  The Company previously disclosed in its Form 10-K filings with the Commission that there was a substantial probability of a future amnesty to be declared by the State of Bahia which would forgive the interest, penalties and fees if the tax liability was paid.  In accordance with Financial Accounting Standards Board ASC 450-20-25-2, the Company assessed that, given the high probability of the amnesty being declared in the near future, this liability was remote and, accordingly, was not accrued.  This is a position consistently taken by the Company since April 2010 when the company first learned of the VAT case issues.  The amount for the related VAT liability, not including penalties, interest and fees, was included on the consolidated balance sheet as a long-term liability of US $2,333 as of January 31, 2015 under the grounds that when the amnesty was in fact declared the liability would be limited to the $2,333 for just taxes. Subsequently the amount paid into the amnesty was $2,256.

•	Describe to us the circumstances surrounding the $2.3 million of unrecorded tax claims noted by Mazars Auditores Independentes and discuss your accounting for these claims.

Response

Mazars Auditores Independentes decided that, notwithstanding the remote condition of the liability for interest, penalties and fees as discussed above, the books should reflect this liability.  Management and its U.S. auditors, Weiser Mazars U.S., determined this was not in accordance with U.S. GAAP [ASC 450-20-25-2] and did not record the liability for interest, penalties and fees as the total liability was reasonably estimated at $2,333.

•	Tell us how you accounted for all outstanding VAT claims upon the transfer of the subsidiary, and reference the accounting literature on which you relied.

Response

In accordance with the Stock Transfer Agreement (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 25, 2015), all liabilities were assumed by the Transferee and, as such, were removed from the Company’s balance sheet per ASC 810-10-40-4A as the parent relationship ceased to exist.  Such transferred liabilities and the assets transferred compared with proceeds received (zero), resulted in the total net loss on the transfer of shares of $(2,123) before a tax benefit of $569 recorded and reported by the Company as of July 31, 2015.

•	Provide us a summary showing the total amount of each VAT claim you received, including fines and fees, and showing the related liabilities you recorded, the amounts ultimately paid, any amounts that were forgiven through amnesty, and the outstanding balance of any related liability as of each balance sheet presented.

Response

A table summarizing all four different VAT claims remaining open and their status is listed below, as disclosed in the tables in Note 9 to the FY2016 Form 10-K and Note 10 to the FY2015 Form 10-K

As of the January 31, 2015 balance sheet:

Claim Number	Principal	Interest, Penalties and Fees	Total	Total	Liability recorded at January 31, 2015
	R$	R$	R$	US$	US$

108880.0301/09-8A	305,897	534,038	839,935	315,492

108595.0809/09-2A	573,457	1,337,933	1,911,390	717,947

207140.0010/10-0A	6,209,836	8,356,422	14,566,258	5,471,306	2,332,508

108595.0811/09-7A	402,071	826,346	1,228,417	461,412
	7,491,261	11,054,740	18,546,001	6,966,157

The R$ 6,209,836 principal for the larger VAT claim is intended to be paid into the next amnesty and as such is included on the consolidated balance sheet as a long-term liability of US $2,332,508 as of January 31, 2015

There were no VAT payments made and no amnesties in FY2015.

As of the January 31, 2016 balance sheet:

Table below summarizes the four VAT claims and status as of January 31, 2016:

Claim Number		Principal (tax only)	Interest, Penalties and Fees	Total of the Claim	Amount Forgiven Through Amnesty	Amount Paid in Amnesty Settlement	Remaining Claims
108880.0301/09-8A	$R	305,897	572,264	878,161	479,411	398,750
	USD[1]	$80,499	$150,596	$231,095	$126,161	$104,934
108595.0809/09-2A	$R	573,457	1,416,106	1,989,563			1,989,563
	USD [1]	$150,910	$372,660	$523,569		$-	$523,569
207140.0010/10-0A	$R	6,081,597	10,638,172	16,719,769	8,734,507	7,985,262
	USD [1]	$1,600,420	$2,799,519	$4,399,939	$2,298,555	$2,101,385
108595.0811/09-7A	$R	402,071	876,589	1,278,660			1,278,660
	USD [1]	$105,808	$230,681	$336,490			$336,490

	$R	7,363,022	13,503,131	20,866,154	9,213,918	8,384,012	3,268,223
	USD [1]	$1,937,637	$3,553,456	$5,491,093	$2,424,715	$2,206,319	$860,059

	Legal Fees	USD [1]				$50,000
	Total Loan					$2,256,319

1 USD amounts based on exchange rate as of settlement on December 18, 2015

Values updated as of December 1, 2015 according to the Brazil internal Finance department numbers

The larger VAT claim was intended to be paid into the next amnesty and as such is included on the consolidated balance sheet as a long-term liability of US $2,332,508 as of January 31, 2015. Since the stock of the subsidiary was transferred to new owners effective July 31, 2015 this liability was not on the balance sheet at the time of the amnesty in December 2015 or as of the fiscal year end January 31, 2016.

numbers may not add due to rounding

The amount for the VAT liability was included on the consolidated balance sheet as a long-term liability of $2,333 as of January 31, 2015. This compares with the $2,256 paid in December 2015 for the amnesty as per Note 9 to the FY2016 Form 10-K. The two open cases are now the liability of the Transferee company.  The open VAT cases now have total debt claimed including interest penalty and fees of $R3,515 (USD $1,082) as of July 31, 2016.

•	Describe to us the amnesty program and clarify for us whether claims forgiven through the program released you from your legal obligation to the State of Bahia.

Response

In 2015, the State of Bahia declared a tax amnesty. The purpose of the amnesty was to entice delinquent taxpayers and claims under litigation to abandon litigation in exchange for a discount on fines, interest, and fees. This is a common periodic practice by Brazilian state governments to increase tax revenues during periods of budget shortfalls. The amnesty period, as declared, was from November 1, 2015 through December 18, 2015 and contained the following provisions and terms:

1.	Lump Sum Settlement
a.	85% discount on fines and interest
b.	50% discount on legal fees

2.	Payment in 36 installments
a.	60% discount on fines and interest
b.	50% discount on legal fees

The discount on fines and interest were scalable between 1 and 36 payments, but 36 payments was the maximum allowed.

The Company decided to provide QualyTextil with funding in the amount of R$8,384 (USD $2,147) in December 2015 for the full and complete settlement of VAT claims Nr. 108880.0301/09-8A and Nr. 207140.0010/10-0A payable in one lump sum. VAT claims Nr. 108880.0301/09-8A and Nr. 207140.0010/10-0A that were paid during amnesty were closed by the judicial court and there is no further liability exposure.

The remaining two claims, 108595.0809/09-2A and 108595.0811/09-7A, at full value, as of December 1, 2015, inclusive of principal, penalties, interest, and legal fees, totaled R$3,268 (USD $860) were not settled as the Brazilian entity’s management (Transferee company) believes it is probable it will prevail in these two cases.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact me at (256) 350-3873.

Very truly yours,

/s/ Teri W. Hunt

Teri W. Hunt
Chief Financial Officer